FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 5 January 2005


                        Commission File Number 000-02404



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)



             Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Disclosure of Shares dated 5 January 2005








                                                                  5 January 2005

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or "the Company")

                   Disclosure of Material Interest in Shares


The Company has received the following announcement:

Disclosure of Material Interest in Shares - Companies Act 1985, Section 198

From:                                 Acquisitor Holdings (Bermuda) Limited

Issued Capital:                       430,647 ordinary shares of 125p each

As at 5 January 2005 the
following entities had a material
interest(s) in shares of
Baltimore Technologies Plc:           Acquisitor Holdings (Bermuda) Limited

Number of ordinary shares
acquired:                             12,000

Percentage of issued class:           2.79%

Date of Transaction:                  31 December 2004

Date Company informed:                5 January 2004

Total ordinary shareholding
following this notification:          123,897

Total percentage ordinary
shareholding following
this notification:                    28.77%

Name of signatory Dawna Ferguson

Telephone and
extension number                      001 441 299 4916


                                   ---ENDS---

Enquiries:

Bishopsgate Communications Ltd.                         Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Baltimore Technologies plc


                                                By:    /s/Tim Lovell
                                                Name:  Tim Lovell
                                                Title: Finance Director


Date: 5 January 2005